

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 28, 2010

By facsimile to (480) 894-6433 and U.S. Mail

Mr. Steven G. Bunger
Chairman, President, and Chief Executive Officer
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

Re: Mobile Mini, Inc.
        Annual Report on Form 10-K for the fiscal year December 31, 2009
        Filed March 1, 2010
        File No. 1-12804

Dear Mr. Bunger:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

                        Very truly yours,

                        Pamela A. Long
                        Assistance Director